UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

International Game Technology PLC Announces Re-branding of Global Lottery Organization and Ticker Symbol Change

On June 17, 2025, International Game Technology PLC (NYSE:IGT) (the "Company") announced that its global lottery organization will begin doing business as Brightstar Lottery, effective immediately.

The legal name of the Company will remain "International Game Technology PLC" until the formal name change to "Brightstar Lottery PLC" is registered with the U.K. Companies House, which is expected to occur after the closing of the sale of the Company's Gaming and Digital business to Voyager Parent, LLC, a holding company owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (the "Buyer"), and concurrent with the acquisition by the Buyer of Everi Holdings Inc. (NYSE: EVRI) ("Everi") (collectively, the "Proposed Transaction"). After the closing of the Proposed Transaction, the Company’s ordinary shares will continue to be listed on the NYSE under the new ticker symbol, BRSL, and the Company’s CUSIP will not change. Trading under the Company's business name, Brightstar Lottery, and new ticker symbol is expected to commence on or about July 2, 2025. No action is needed from current stockholders with respect to the name or ticker symbol change. It is anticipated that the Buyer and Everi will use the "IGT" and "International Game Technology' names following the closing of the Proposed Transaction.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release "IGT Lottery Becomes Brightstar Lottery" dated June 17, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "IGT Lottery Becomes Brightstar Lottery" dated June 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2025	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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